NEWS RELEASE 10-26	AUGUST 12, 2010

FRONTEER GOLD REPORTS STRONG SECOND QUARTER FINANCIAL RESULTS
AND SIGNIFICANT ADVANCEMENT OF NEVADA GOLD PROJECTS

Fronteer Gold Inc. (FRG – TSX/NYSE Amex) announces financial results for the three and six months ended June 30, 2010 and provides a brief update on our gold projects and corporate activities. All amounts are in Canadian dollars, unless otherwise stated.

“We continue to reach new milestones as we advance our gold projects in Nevada toward our production goal,” says Fronteer Gold President and CEO Mark O’Dea. “In the second quarter, we have further strengthened our development team; added new high-grade gold intercepts at all three of our key Nevada gold projects; reported a significant increase in the resource at Long Canyon; accelerated development activities; and increased our growth pipeline with the acquisition of Nevada Eagle Resources. At the same time, we have maintained our strong financial position. We are also optimistic about the value yet to be fully realized at our Halilaga copper-gold porphyry in Turkey and Michelin uranium project in Labrador that will further fuel our gold growth.”

HIGHLIGHTS

  Cash and short-term deposits at June 30, 2010, totaled $182.0 million, up 23.6% from $147.3 million at December 31, 2009, while long term investments decreased to $5.8 million or 65.3% from $16.7 million at December 31, 2009;
  Recorded net income of $8.3 million or $0.07 per share for the six months ended June 30, 2010, compared to a net loss of $4.0 million or $0.04 per share for the six months ended June 30, 2009;
  Continued advancing our three key gold projects in Nevada, with the following highlights:
    At Northumberland, drilling has further defined and extended near-surface high-grade gold mineralization. Work is on schedule to begin construction in the third quarter of a 280-metre long decline to access high-grade mineralization within the deposit, with completion targeted for early 2011;
    At Long Canyon, a new resource estimate shows an 81% increase in Measured and Indicated ounces and a 17% increase in Inferred ounces compared to the 2009 resource. Drilling continues to intersect wide intervals of high-grade oxide gold to the northeast extension of the deposit;
    At Sandman, a new Exploration Plan of Operations has been approved, significantly increasing the area permitted for exploration and development work to 39 square miles. Newmont continues to intersect high-grade, near-surface oxide gold, and has begun to drill test up to eight new high-priority targets.
  Strengthened our development and operations team with the hire of a Director of Mineral Resources to help oversee our gold and copper-gold projects in Nevada and Turkey;
  Acquired Nevada Eagle Resources LLC, adding interests in 52 properties in total, including 44 gold properties to our sizeable gold-growth platform in Nevada;
  Reported that drilling continues to intersect significant widths of copper-gold mineralization at our Halilaga porphyry project in Turkey. Additional drilling to expand and better define this early-stage porphyry deposit is underway with results to be reported in the third quarter;
  Completed a local survey in Labrador in 2010 that indicates the majority of residents support moving the Michelin uranium project to the formal regulatory process. Discussions continue with potential partners for the financing and development of the Michelin project.

UPDATE ON NEVADA DEVELOPMENT PROJECTS
Fronteer Gold continued to make progress on its key gold development projects in the first quarter of 2010.

Northumberland, Nevada, USA
Northumberland is a large Carlin-type gold deposit located on private lands owned by Fronteer Gold. For the second quarter of 2010, we spent $1.6 million at Northumberland. The original budget has been increased by $4.0 million to $8.4 million to fund the construction of a decline and accelerate the project timeline. Metallurgical work is also continuing to optimize recoveries and minimize projected capital and operating costs. Engineering and mining studies also are underway. Additional drilling on near-surface high-grade targets proximal to the existing resource has returned some of the highest grade gold intervals ever intersected at this project. A decline to access high-grade mineralization within the deposit is also scheduled to begin in the third quarter, with completion targeted for early 2011. Once these activities are completed, we plan to complete a preliminary economic assessment.

Long Canyon, Nevada, USA
Long Canyon is a high-grade gold deposit that remains open in multiple directions. A $19.8 million development and exploration program is underway to move the project to the pre-feasibility stage as soon as possible. Project expenditures for the first half of 2010 were $7.2 million. Our share of these expenditures, net of joint venture recoveries of $3.4 million, was $3.8 million. During the second quarter, we announced an updated independent resource estimate consisting of a Measured and Indicated (M&I) resource of 672,000 ounces at an average grade of 1.71 g/t gold (12,240,000 tonnes) and, an additional Inferred resource of 552,000 ounces at an average grade of 1.65 g/t gold (10,394,000 tonnes). The 2010 work-program includes detailed mining and engineering studies, environmental baseline monitoring, as well as approximately 45,000 metres of infill and exploration drilling.

Sandman, Nevada, USA
Sandman is a high-grade epithermal gold system under option to Newmont USA Ltd. During the second quarter of 2010, Newmont USA, expended approximately US$750,000 at Sandman. Newmont’s planned expenditure for 2010 is US$3 million, with an additional $3 million remaining to be spent by June 2011 in order to fulfill their earn-in obligations. As of June 30, 2010, Newmont USA has spent approximately US$10 million at Sandman. To earn its 51% interest, in addition to its expenditures, Newmont USA must make a production decision supported by a bankable feasibility study by June 2011. During the second quarter, the Winnemucca Bureau of Land Management approved an expanded Exploration Plan of Operations for the Sandman property, significantly increasing the area permitted for exploration and development work from two square miles to 39 square miles. Drill results reported in second quarter continue to highlight near-surface, high-grade oxide gold mineralization, demonstrating the strength of this mineralized system. Newmont has also begun drill testing up to eight new targets. The exploration and development program for 2010 focuses on the Silica Ridge and North Hill deposits, and includes geotechnical and metallurgical work.

ACQUISITION OF NEVADA EAGLE RESOURCES
In the second quarter, we acquired 100% of Nevada Eagle Resources, LLC for $4.8 million. Through this transaction, we add an additional 52 property interests (44 in Nevada), either wholly owned, subject to lease or joint venture or royalty interests. These properties have added significantly to our large Nevada growth pipeline, reinforcing a commitment to creating value in a jurisdiction that is at the very heart of the company's operations. The portfolio currently generates positive cash-flow from existing lease and option payments. Estimated cash inflows from the portfolio in 2010 are US$437,000, in addition to shares in certain partner companies. Plans to explore certain of these projects are being developed.

GLOBAL PROJECTS
Halilaga, Turkey
Beyond Nevada, our top exploration priority is Halilaga in Turkey. Drilling to date shows that Halilaga is a significant copper-gold porphyry system. The project is proximal to excellent infrastructure and located in an active mining jurisdiction. A $2.7 million drill program is currently underway. The program includes 10,000 metres of core drilling, with 8,500 metres of drilling planned for the Central zone in 17 holes, and the remainder planned for targets outside the Central zone. Assuming sufficient drilling has been completed, we also anticipate completing a project first resource estimate by year-end. Our 40% share of the Phase I costs are approximately $1.1 million. We expect initial drill results from the 2010 work-program will be reported in the third quarter

TV Tower, a new high-sulphidation gold system located adjacent to Fronteer’s previously owned Kirazli gold project, will also be drilled in the third quarter of this year.

Michelin Uranium Project
For the six months ended June 30, 2010, we spent at total of $0.9 million on the Michelin project. For 2010, we have a development budget of $3.3 million which will focus on finalizing tailings management options, infrastructure design studies, ongoing environmental baseline studies and continuing community consultation. Project staff has undertaken an extensive community engagement initiative to build understanding around mining and the benefits communities can expect to derive from the Michelin Project. Responses to these community initiatives have been very positive, with high attendance and growing interest. A survey of a representative sample of residents from the two towns closest to the project site was completed in 2010. The survey indicates the majority of residents support moving the Michelin Project to the formal regulatory process. In January 2010, the Nunatsiavut government released its draft Land Use Plan (LUP) for public comment. The LUP outlines a mechanism for the approval of major mining projects, including uranium, on Nunatsiavut land. The LUP indicates that the Michelin and Jacques Lake deposits are within areas that can be designated for mining. A project registration document for the Michelin Project continues to be updated in order to ensure it is ready to be filed with the Federal, Provincial and Nunatsiavut regulators. Discussions continue with potential partners for the financing and development of the Michelin Project.

SELECTED FINANCIAL DATA
The following selected financial data are derived from our financial statements for the six months ended June 30, 2010 and 2009.

(Expressed in thousands of Canadian dollars,	Six months ended June 30,
except per share amounts)	2010	2009
Net income (loss) for the period	$8,304	($3,966)
Basic and diluted earnings (loss) per share	$0.07; $0.07	($0.04); ($0.04)
Cash invested in mineral properties, net of joint venture recoveries	$6,758	$5,028
Cash provided by financing activities	$2,544	$75

(Expressed in thousands of Canadian dollars)	As at
	June 30, 2010	December 31, 2009
Cash, cash equivalents and short-term deposits	182,006	147,901
Working capital	177,659	144,493
Total assets	544,298	521,184
Long term liabilities	55,450	51,438
Shareholders’ equity	483,044	464,927

For the three and six months ended June 30, 2010, we lost $1.5 million or $0.01 per share and earned $8.3 million, or $0.07 per share, respectively. For the three and six months ended June 30, 2009, we earned $1.5 million or $0.01 per share and lost $4.0 million, or $0.04 per share, respectively. Contributing to the change year over year was a net $18.8 million gain on the sale of the Agi Dagi and Kirazli projects in the first quarter of 2010, a loss of $1.5 million on the sale of certain portfolio investments, a modest increase in certain operating expenses, such as stock based compensation expense, office and general costs, property investigation costs and the write-down of mineral property costs, offset by small decreases in wages and benefits expenses and investor relations, promotion and advertising costs. In addition, we realized a foreign exchange gain of $0.1 million in 2010 compared to a foreign exchange gain of $2.8 million in 2009.

This press release should be read in conjunction with our unaudited consolidated financial statements and Management’s Discussion and Analysis as at June 30, 2010. These documents can be found on the Company’s website (http://www.fronteergold.com) and on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml. Shareholders may receive a copy of the complete unaudited financial statements free of charge upon request.

ABOUT FRONTEER GOLD
We intend to become a significant gold producer. Our solid financial position and strong operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. For further information on Fronteer Gold visit www.fronteergold.com or contact:

Mark O'Dea, President & CEO
John Dorward, VP, Business Development
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of exploration and development programs and size of exploration, development and general and administrative budgets involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer Gold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer Gold’s Annual Information form and Fronteer Gold’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer Gold disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.